Scotts Names Charles M. Berger

                        New Chairman, President and CEO




Marysville, Ohio, August 7,1996 - The Scotts Company (NYSE; SMG) announced that its Board of Directors has elected Charles M. Berger as the Company's Chairman of the Board, President and Chief Executive Officer, effective today, August 7. Berger succeeds Tadd C. Seitz as Chairman as well as filling the President and CEO position that Seitz had resumed on an interim basis in February at the Board's request.

Seitz, who had been Scotts' President and CEO from 1983 to April 1995 and Chairman since 1989, said, "The Board of Directors was diligent in its search for the right person to lead The Scotts Company. We found that person in Chuck Berger."

Berger comes to Scotts from H. J. Heinz Company where he served as Chairman, President and CEO of Weight Watchers International. During his term as the Heinz affiliate's CEO from 1978 to 1991, he grew primary and franchisee sales from $200 million to $1 billion. Berger was most recently Chairman and CEO of Heinz India Pvt. Ltd. (Bombay) and previously served as Director of Corporate Planning at Heinz World Headquarters. During his 32-year career at Heinz, he also held the positions of Product Manager for Heinz Ketchup; General Manager, Marketing, for all Heinz grocery products; and Managing Director of Heinz Italy, the largest Heinz affiliate in Europe. He is also a former Director of Stern's Miracle-Gro Products, Inc., which merged with Scotts in May 1995.

"Chuck Berger brings to The Scotts Company an ideal combination of consumer brand experience - both domestic and international - and a clear understanding of shareholder value," noted Horace Hagedorn, founder of Miracle-Gro and Vice Chairman of The Scotts Board.

Berger stated that he is "eager to build on the solid foundation of the Scotts and Miracle-Gro brands as well as the legacy that Tadd Seitz and Horace Hagedorn have created in the merger of these two great companies."

Headquartered in Marysville, Ohio, for more than 125 years, The Scotts Company is the world's leading producer and marketer of products for do-it-yourself lawn care and gardening, professional turf care and horticulture. The Company's industry-leading brands include Scotts(R), Turf Builder(R), Miracle-Gro(R) and Osmocote(R). Scotts products are sold in the United States, Canada, the United Kingdom, Continental Europe, Southeast Asia, the Middle East, Australia, New Zealand and several Latin American countries.


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For more information, please contact

Kerry Bierman
THE SCOTTS COMPANY
513/644-0011


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